SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE OF RELATED-PARTY TRANSACTIONS

Parties	Braskem S.A. (“Braskem”) and Petróleo Brasileiro S.A. (“Petrobras”)
Relationship with the issuer	Petrobras holds a 47.03% interest in the voting capital and a 36.15% interest in the total capital of Braskem.
Object	Purchase and sale of petroleum.
Main Terms and Conditions

Selling of petroleum by Braskem and buying by Petrobras, in the amount of seventy-six million, one hundred sixty-one thousand, two hundred ten reais and twenty-three centavos (R$76,161,210.23), through a single, non-recurring transaction.

The duration of the agreement is thirty (30) days as from its execution;

The agreement may be terminated in the following situations: (i) the nonperformance of any condition under the agreement that has not been resolved within 30 days by the defaulting party; (ii) the transfer of rights and obligations of the agreement to contractors without consent; (iii) the pledging of guarantees to third parties arising from the agreement; (iv) force majeure event; (v) dissolution or corporate change of any of the parties; (vi) cancelation of authorization granted by the government for the exercise of the activity; (vii) adjudication of bankruptcy or court-supervised reorganization without offer of guarantees from the seller; or (viii) breach of Brazilian law.

Date of signing of agreement	March 4, 2020
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer

Petrobras, its partners and its managers have not participated in Braskem’s decision process or in the negotiation of the transaction, with the directors appointed by Petrobras abstaining from voting on the operation at Braskem's Board of Directors Meeting that addressed the matter.

Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment

It is the sale of fifty thousand and three hundred eighty-six square meters (50,386 m3) of PB 199 petroleum stored in the Almirante Soares Dutra Terminal – TEDUT, arising from the transportation of naphtha from TEDUT to Braskem’s Industrial Plant in Rio Grande do Sul, based on the international price reference (ARA Naphtha), on the same basis adopted by Braskem for the volume of naphtha purchased from Petrobras, which shows that the transaction was made on an arms-length basis. Petrobras is the owner of the Alberto Pasqualini Refinery (REFAP), which is connected physically via pipeline to TEDUT, with the logistics integration optimizing the operation.

1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.